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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM 8-A/A

                                 Amendment No. 1

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                            Simpson Industries, Inc.
             ------------------------------------------------------
             (Exact name of registrant as specified in its charter)


            Michigan                                      38-1225111
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(State of incorporation or organization)       (IRS Employer Identification No.)

47603 Halyard Drive, Plymouth, Michigan                   48170-2429
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(Address of principal executive offices)                  (Zip Code)


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
If this Form relates to the registration of a class of     If this Form relates to the registration of a class of
securities pursuant to Section 12(b) of the                securities pursuant to Section 12(g) of the
Exchange Act and is effective pursuant to                  Exchange Act and is effective pursuant to
General Instruction A.(c), please check the                General Instruction A.(d), please check the
following box.    [  ]                                     following box.    [X]

Securities Act Registration statement file number to which this form relates:
                                                                                    ---------------
                                                                                    (If applicable)

Securities to be registered pursuant to Section 12(b) of the Act:


                                                  Name of Each Exchange on Which
Title of each class to be so registered           Each Class is to be Registered
---------------------------------------           ------------------------------

              None                                             None

Securities to be registered pursuant to Section 12(g) of the Act:

                          Common Stock Purchase Rights
               --------------------------------------------------
                                (Title of Class)
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Item 1. Description of Securities to be Registered.

The Rights Agreement.

         On February 24, 1997, the Board of Directors of Simpson Industries,
Inc. (the "Company") declared a dividend distribution of one Right for each outstanding share of Common Stock, $1.00 par value (the "Common Stock"), of the Company. The distribution was payable on May 12, 1997 to the Company's shareholders of record at the close of business on May 9, 1997. Each Right entitles the registered holder to purchase from the Company one share of Common
Stock at a price of $43.00 per share (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights
Agreement (the "Rights Agreement") between the Company and Harris Trust and
Savings Bank, as Rights Agent (the "Rights Agent").

         Until the earliest to occur of (i) the tenth business day following the first public announcement that a person or group of affiliated or associated persons acquire, or obtained the right to acquire, beneficial ownership or 20% or more of the outstanding shares of the Common Stock (an "Acquiring Person"),
(ii) such date as a majority of the "Continuing Directors" (as defined in the Rights Agreement) may fix following the commencement or announcement of an intention to commence a tender offer or exchange offer by any person (other than the Company) if, upon consummation, such person would be an Acquiring Person, or
(iii) the tenth Business Day after the date the Board of Directors determines that the holder of 10% or more of the outstanding Common Stock is an "Adverse
Person" (the earliest of such dates being called the "Distribution Date"), the Rights will be evidenced, with respect to any of the Common Stock certificates outstanding as of the close of business on May 9, 1997, by such Common Stock certificates. The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with the Common Stock. Until the Distribution Date (or earlier redemption, exchange or expiration of the Rights), the surrender for transfer of any of the Common Stock certificates outstanding as of May 9, 1997 will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights
("Right Certificates") will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and such separate Right
Certificates alone will evidence the Rights. Subject to certain adjustments as may be required by the Rights Agreement, the Company will issue one Right with each new share of Common Stock issued until the Distribution Date so that all shares will have attached Rights.

         The Rights are not exercisable until the Distribution Date and, if later, the expiration of the Company's right to redeem the Rights. The Rights will expire on May 9, 2007, unless earlier redeemed or called for exchange by the Company as described below or their earlier expiration upon the consummation of certain transactions as described below.

         The Purchase Price payable, and the number of shares of Common Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of the Common
Stock; (ii) upon the grant to holders of the Common Stock of certain rights or warrants to subscribe for shares of the Common Stock or convertible securities at less than the current market price of the Common Stock; or (iii) upon the distribution to holders of the Common Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends out of earnings or retained earnings at a rate not in excess of 125% of the rate of the last cash dividend theretofore paid or a dividend paid in the Common Stock) or of subscription rights or warrants (other than those referred to above). With certain exceptions, no adjustment


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in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. The Company shall not be required to issue fractions of shares of Common Stock and, in lieu thereof, an adjustment in cash will be made equal to the same fraction of the current market value of one share of Common Stock.

         Subject to the Board's right to exchange shares of Common Stock for Rights described below, in the event that (i) an Acquiring Person merges into the Company or engages in one of a number of self- dealing transactions specified in the Rights Agreement; or (ii) in certain circumstances, any Person becomes an Acquiring Person (except pursuant to a tender or exchange offer for all outstanding shares of Common Stock at a price and on terms determined by a majority of the "Continuing Directors", after receiving advice from an investment banking firm selected by a majority of the "Continuing Directors", to be fair and otherwise in the best interests of the Company and its shareholders
(a "Permitted Offer")); or (iii) at any time when there is an Acquiring Person, the Company engages in a recapitalization, reclassification, reorganization or similar transaction which increases the Acquiring Person's proportionate ownership of the Company by more than 1%; or (iv) the Board of Directors (with the concurrence of a majority of the "Outside Directors") declares any person beneficially owning at least 10% of the Common Stock to be an "Adverse Person", then proper provision shall be made so that each holder of a Right, other than Rights that were or are beneficially owned by the Acquiring Person (which will thereafter be void), shall thereafter have the right to receive upon exercise that number of shares of Common Stock having a market value of two times the exercise price of the Right. Following the Distribution Date, in the event (i) that the Company is acquired in a merger or other business combination transaction in which it is not the surviving corporation or in connection with which all or a part of the Common Stock shall be changed into or exchanged for stock or other securities of any other person or cash or any other property
(other than certain mergers and other business combinations with an Acquiring
Person who becomes such in a Permitted Offer if the price per share of Common
Stock offered in such transaction is no less than the price per share of Common
Stock paid to all holders in the Permitted Offer and the form of consideration being offered in such transaction is the same as the form of consideration paid in the Permitted Offer (a "Permitted Combination")); or (ii) that 50% or more of the Company's assets or earning power were sold, then proper provision shall be made so that each holder of a Right, other than Rights that were or are beneficially owned by the Acquiring Person (which will thereafter be void), shall thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the Acquiring Person which at the time of such transaction would have a market value of two times the exercise price of the Right. Each of the events described in this paragraph constitutes a "Triggering Event" under the Rights
Agreement.

         At any time after any Person becomes an Acquiring Person but prior to the time such Acquiring Person has acquired 50% or more of the outstanding
Common Stock, the Board (with the concurrence of a majority of the "Continuing
Directors") may cause holders of Rights to exchange all or part of their Rights for shares of Common Stock at a ratio of one share of Common Stock per Right, subject to adjustment. As soon as the Board has determined to make such exchange, the Rights may no longer be exercised.

         At any time prior to 5:00 p.m., Detroit time, on the earliest of (i) the tenth Business Day following the date of the first public announcement that a person or group of affiliated or associated persons has acquired beneficial ownership of 20% or more of the outstanding shares of the Common Stock of the Company (the "Shares Acquisition Date"), (ii) May 9, 2007 or (iii) the day on which a determination is made by the Board of Directors that any person is an Adverse Person, the Board of Directors may redeem the Rights in whole, but not in part, at a price of $.005 per Right (the "Redemption Price"), subject to the following exceptions. First, if such redemption occurs on or after the Shares
Acquisition Date, the Board


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shall be entitled to so redeem the Rights only if such redemption is approved by a majority of the "Continuing Directors" and the "Continuing Directors" constitute a majority of the Board of Directors. Second, if such redemption occurs on or after the date of a change (resulting from a proxy or consent solicitation effected in compliance with applicable law and the requirements of any national securities exchange on which the Common Stock of the Company is then listed) in a majority of the directors in office at the commencement of such solicitation if any person who is a participant in such solicitation has stated (or, if upon the commencement of such solicitation, a majority of the Board of Directors has determined in good faith) that such person intends to take, or may consider taking, any action which would result in such person becoming an Acquiring Person or which would cause the occurrence of a Triggering
Event, the Board shall be entitled to redeem the Rights only if such redemption is approved by a majority of the "Continuing Directors" who were members of the Board of Directors prior to the solicitation and such directors constitute a majority of the Board. Thereafter, the Company's right of redemption may be reinstated, prior to a Triggering Event, (i) if an Acquiring Person reduces its beneficial ownership to 10% or less of the outstanding shares of Common Stock in a transaction or series of transactions not involving the Company; and (ii) there are no other persons, immediately following the event described in clause
(i), who are Acquiring Persons. Immediately upon the action of the Board of Directors of the Company electing to redeem the Rights, the Company shall make announcement thereof, and upon such election, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

         Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends.

         The provisions of the Rights Agreement may be amended by the Board of Directors in order to cure any ambiguity or correct any defect or inconsistency and by the Continuing Directors, prior to the Distribution Date, to make changes deemed to be in the best interests of the holders of the Rights or, after the Distribution Date, to make such other changes which do not materially adversely affect the interests of the holders of the Rights (excluding the interests of any Acquiring Person and its affiliates and associates).

         A copy of the Rights Agreement is being filed as an exhibit to this Registration Statement. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights
Agreement, which is incorporated herein by reference.

         The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company without conditioning its offer on a substantial number of Rights being acquired.
The Rights should not interfere with any merger or other business combination approved by the Board of Directors of the Company within ten business days of the existence of an Acquiring Person, because the Rights may be redeemed within such period.

Amendment No. 1 to the Rights Agreement.

         Effective as of September 29, 2000, the Company and the Rights Agent adopted the Amendment (the "Amendment") to the Rights Agreement. The Amendment, among other things, provides that none of Simmer Acquisition Company LLC, a Delaware limited liability company ("Simmer LLC"), Simmer Acquisition
Corporation, a Michigan corporation ("Simmer Corporation"), or any affiliate or associate of either shall be deemed to be an Acquiring Person (or an Associate or Affiliate of an Acquiring Person), either individually or collectively, solely by virtue of the execution of, or the consummation of the transactions


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contemplated by, the Agreement and Plan of Merger dated as of September 29, 2000 among the Company, Simmer LLC, and Simmer Corporation, and any amendments thereto.

         The Amendment is attached as an exhibit hereto, and is incorporated herein by reference. Except as incorporated by reference herein, the description of the Rights Agreement set forth in the Registration Statement on Form 8-A initially filed by the Company with the Securities and Exchange Commission on April 16, 1997, as amended to date, remains in full force and effect.


Item 2. Exhibits.

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
           Exhibit
           Number          Description
           -------         -----------
              1            Form of certificate representing Rights (previously filed as Exhibit 1 to the
                           Company's Registration Statement on Form 8-A filed on April 16, 1997 and incorporated herein by reference).

              2            Rights Agreement dated as of February 28, 1997, between Simpson Industries,
                           Inc. and Harris Trust and Savings Bank, as Rights Agent (previously filed as
                           Exhibit 2 to the Company's Registration Statement on Form 8-A filed on April
                           16, 1997 and incorporated herein by reference).

              3*           Amendment to Rights Agreement, dated as of September 29, 2000, to the Rights
                           Agreement dated as of February 28, 1997, between Simpson Industries, Inc. and
                           Harris Trust and Savings Bank, as Rights Agent.

         *    Filed herewith.

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 5, 2000            SIMPSON INDUSTRIES, INC.



                                  By: /s/ Vinod M. Khilnani
                                      ------------------------------------
                                      Vinod M. Khilnani
                                      Vice President and Chief Financial Officer




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EXHIBIT INDEX


           Exhibit
           Number          Description
           -------         -----------
              1            Form of certificate representing Rights (previously filed as Exhibit 1 to the
                           Company's Registration Statement on Form 8-A filed on April 16, 1997 and incorporated herein by reference).

              2            Rights Agreement dated as of February 28, 1997, between Simpson Industries,
                           Inc. and Harris Trust and Savings Bank, as Rights Agent (previously filed as
                           Exhibit 2 to the Company's Registration Statement on Form 8-A filed on April
                           16, 1997 and incorporated herein by reference).

              3*           Amendment to Rights Agreement, dated as of September 29, 2000, to the Rights
                           Agreement dated as of February 28, 1997, between Simpson Industries, Inc. and
                           Harris Trust and Savings Bank, as Rights Agent.

         *    Filed herewith.